Joint statement from ArcelorMittal and the European Works Council on their London meeting:

Luxembourg, 16 December 2008 – Lakshmi Mittal and the Group Management Board of ArcelorMittal, yesterday received the Secretariat of the European Works Council at the Company’s London offices to discuss the effects of the financial and economic crisis on the real economy and the steel industry.

It was agreed at the meeting to strengthen the social dialogue at national and local level in relation to ArcelorMittal’s SG&A Voluntary Separation programs and other local productivity plans.

Lakshmi Mittal, Chairman and CEO of ArcelorMittal, said: “I was pleased to meet yesterday with the Secretariat of the European Works Council. Social dialogue is important at all times, but particularly when we face challenging economic conditions like we do currently. ArcelorMittal is committed to working closely with our unions to achieve the best outcome for our employees.”

Jacques Laplanche, Secretary of the European Works Council, added: "We expressed our wish that the SG&A programs and local productivity measures be deployed in social dialogue and with negotiations when relevant. It is in this spirit that we will address current difficult time".